UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES

(Exact name of registrant as specified in its charter)

181 Bay Street, Suite 330, Brookfield Place
Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

Brookfield Canada Office Properties is filing this Amendment No. 1 to the Form 6-K furnished on April 25, 2016 to correct the following paragraph on page 1 of the Press Release:

“Commercial property net operating income for the three months ended March 31, 2016 was $68.7 million, compared with $63.8 million during the same period in 2015. Same-store commercial property net operating income for the three months ended March 31, 2016 was $58.3 million, compared with $58.0 million during the same period in 2015.”

Except as expressly set forth above, there were no other changes made to the Press Release.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2016	Brookfield CANADA Office Properties
By: /s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Correction to Press Release dated April 25, 2016
99.2	Revised Press Release dated April 25, 2016